787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 11, 2015

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Ares Dynamic Credit Allocation Fund, Inc. (a “Fund” or “ARDC”)

(Securities Act File No. 333-203285)

Dear Ms. Dubey:

On behalf of ARDC, this letter responds to comments provided telephonically by you on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Ryan Brizek and Kevin Michel of Willkie Farr & Gallagher LLP on May 7, 2015 with respect to ARDC’s registration statement on Form N-14, including the combined proxy statement/prospectus (the “Registration Statement”), filed with the SEC on April 8, 2015, relating to the proposed reorganization of the Ares Multi-Strategy Credit Fund, Inc. (“ARMF” or a “Fund” and, together with ARDC, the “Funds”) with and into ARDC.

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Funds.  The Funds’ responses to the Staff’s comments are set out immediately under the restated comment.  Capitalized terms have the meanings assigned in the Registration Statement unless otherwise defined in this letter.

Questions & Answers (Q&A) Section (comments apply globally as applicable)

Comment 1:                           (General Comment)

Please include the name of the Combined Fund, in this case ARDC, in headings to all pro forma disclosures, including the Fee and Expense Table, Capitalization table, and Pro Forma Financial Statements.  Adding “ARDC” in parentheses after each reference to the Combined Fund would be sufficient for this purpose.

Response:                                        The Registration Statement has been revised to note in the captions for the Combined Fund relating to pro forma disclosure that ARDC is the surviving Fund.

Comment 2:                           (page (i) - Proposal 2(B))

For the purposes of Rule 14a-4(b)(1) under the Securities Exchange Act of 1934, whereby a stockholder is afforded the opportunity to approve, disapprove, or abstain with respect to each separate matter up for approval, please separate Proposal 2(B) into two distinct approval items.

Response:                                        The requested change has been made to the Registration Statement.

Comment 3:                           (page (i) - Proposals 2(B) and 2(C))

Briefly explain the changes to the fundamental investment restriction regarding loans, the fundamental investment restriction regarding concentration and the 80% investment policy referenced in the ARDC Proposals, particularly that approving these proposals will permit the Combined Fund to invest to a greater degree in collateralized loan obligations (“CLOs”).

Response:                                        The Fund has added disclosure elaborating on the fact that approving the ARDC Proposals will provide ARDC with greater flexibility to invest in CLOs, particularly CLO Securities that are rated below investment grade and CLO equity securities.

Comment 4:                           (page (i) - last paragraph)

Please clarify that the Reorganization will only be consummated if stockholders of ARDC approve the ARDC Proposals that amend the fundamental investment restrictions of ARDC regarding loans and concentration and the ARDC 80% investment policy.

Response:                                        The requested change has been made to the Registration Statement.

Comment 5:                           (page (ii) - item (i))

With regard to the first point provided in the list of why the Reorganization is being recommended, please clarify that the expenses of ARDC are expected to be comparable to the expenses of the Combined Fund.

Response:                                        The Fund has revised the sentence to differentiate between the estimated potential expense ratios of ARMF and ARDC.  The revised sentence now states that the Reorganization will benefit the stockholders of the Funds by providing the potential for, among other things, “a lower total annual expense ratio for ARMF and a commensurate, but slightly lower, total annual expense ratio for ARDC, in each case as compared to the expense ratio of the Fund prior to the Reorganization.”

Comment 6:                           (page (ii) - item (ii))

With regard to the second point provided in the list of why the Reorganization is being recommended, please disclose the current distribution yield of ARMF and ARDC.

Response:                                        The requested change has been made.

Comment 7:                           (page (ii) - item (vi))

With regard to the sixth point provided in the list of why the Reorganization is being recommended, please elaborate on what effects the Reorganization might have on the Combined Fund’s premium or discount to net asset value.

Response:                                        The requested change has been made to the Registration Statement.  The revised sentence now states that the Reorganization will benefit the stockholders of the Funds by providing the potential for, among other things, “(vi) a possible narrowing of the trading discount to net asset value of the Combined Fund to the extent the discount is affected by the other potential benefits of the Reorganization (e.g., additional analyst coverage, greater secondary market liquidity, potential operating efficiencies).”

Comment 8:                           (page (ii) — after item (vii))

In order to be consistent with disclosure elsewhere in the Registration Statement, please state that the board of directors considered the implications to Ares Capital Management II LLC (the “Adviser”) following the list of reasons why the Reorganization is being recommended.

Response:                                        The requested change has been made to the Registration Statement.

Comment 9:                           (page (ii) — expense ratio table)

Please revise the expense ratios throughout the Registration Statement to make them consistent with the Financial Highlights from the annual report for the fiscal year ended October 31, 2014.  Adjusted expense ratios, such as those on pages ii and iii of the Q&A, may be disclosed following the disclosure of expense ratios that are consistent with these Financial Highlights.  This comment applies to the fee table and all other disclosure in the Registration Statement.

Response:                                        The requested change has been made to the Registration Statement.

Comment 10:                    (page (ii) — expense ratio table)

Please revise the Pro Forma Combined Fund column in all expense ratio disclosure to include the impact of the reimbursement of administrative costs to the Adviser.  This comment applies to the fee table and all other disclosure in the Registration Statement.

Response:                                        The Fund has revised the expense ratio disclosure in the Registration Statement as discussed with the Staff.

Comment 11:                    (page (ii) — paragraph following expense ratio table)

Please revise the percentages throughout the Registration Statement to be consistent with the revised expense ratios, as applicable.

Response:                                        The requested change has been made to the Registration Statement.

Comment 12:                    (page (iii) — last sentence in the first paragraph)

Please clarify whether the Adviser’s agreement to not seek administrative cost reimbursements from the Combined Fund for the period from the date the Reorganization is consummated through October 31, 2015 for the administrative services incurred during that period that are allocable to the NAV of ARMF calculated in connection with the consummation of the Reorganization is a contractual agreement.  If the agreement is contractual, please state this fact and provide how the contract could be terminated and when it expires.  Otherwise, please state that the agreement is voluntary and that the Adviser can terminate the agreement at any time.  This comment applies to the fee table and all other disclosure in the Registration Statement.

Response:                                        The Adviser has entered into a contractual agreement not to seek administrative cost reimbursements from the Combined Fund for the period from the date the Reorganization is consummated through October 31, 2015 for the administrative services incurred during that period that are allocable to the NAV of ARMF.  This contractual agreement will terminate in accordance with its terms on November 1, 2015 and may be terminated prior to that time by a vote of the Board of Directors of the Combined Fund, but is not terminable by the Adviser.  The requested changes have been made to the Registration Statement.

Comment 13:                    (page (iv) — sentence beginning with “Because of the expected expense savings and other benefits for each Fund,” in the first paragraph of “Will I have to pay any sales load…”)

When the estimated expenses of the Reorganization to be borne by each Fund are discussed, please add disclosure clarifying that ARDC’s expenses following the consummation of the Reorganization are expected to be similar to its expenses prior to the consummation of the Reorganization.

Response:                                        The Fund has revised the referenced sentence to state that “Because of the expected expense savings for ARMF, the lower but comparable expected expense ratio for ARDC following the Reorganization, the potential benefits to ARDC from the changes to its investment policies and restrictions, as well as other benefits for each Fund, the Adviser recommended and the Boards have approved that each Fund be responsible for its own Reorganization expenses.”

Comment 14:                    (page (iv) — first paragraph of “Will I have to pay any U.S. federal taxes…”)

Under the question regarding whether stockholders will have to pay any U.S. federal taxes as a result of the Reorganization, please restate the first paragraph of the response in plain English.  If applicable, the response should make clear that the Fund believes the Reorganization itself will not be a taxable event for the stockholders of ARDC and ARMF.

Response:                                        The requested change has been made to the Registration Statement.

Comment 15:                    (page (iv) — last sentence in the second to last paragraph on the page: “Such a distribution will be taxable to the Target Fund’s stockholders for U.S. federal income tax purposes.”)

With respect to the distribution that ARMF will declare prior to the Closing Date, please explain whether ARMF expects to make taxable distributions as a result of the Reorganization that ARMF would not make at the end of the 2015 tax year if the Reorganization does not occur.

Response:                                        The Fund notes that the Board of Directors of ARMF did not declare a distribution of earned or distributable income at the end of 2014 and that the Board has not made any determination regarding a possible distribution at the end of 2015.  However, in light of the Reorganization, ARMF’s taxable year will close on the Closing Date.  As a consequence of the short taxable year, ARMF has confirmed that it will distribute any investment company taxable income, net capital gains and net tax-exempt interest income as of the end of the short taxable year that ends on the Closing Date.

Summary Section

Comment 16:                    (page 1)

Please highlight in the introduction the key features that are shared by ARMF and ARDC and are not changing in connection with the Reorganization.  For instance, please note that both ARDC and ARMF: list their shares of common stock on the NYSE; utilize similar leverage; and have the same Adviser, portfolio managers, and dividend reinvestment plan.  See Item 3(b) of Form N-14.

Response:                                        The requested change has been made to the Registration Statement.

Comment 17:                    (page 3 — discussion under the sub-heading “80% Investment Policies”)

Please clarify whether the differences in the “Managed Assets” definition adopted by ARMF and ARDC result in any difference in how the Managed Assets calculation is applied.

Response:                                        The Fund confirms that although the definition of Managed Assets is different between the Funds, this difference is descriptive in nature and the calculation and treatment of Managed Assets is identical between the Funds.

Fee and Expense Table for Stockholders

Comment 18:                    (page 8 — Fee and Expense Table)

Please revise the Fee and Expense Table to reflect the Financial Highlights from the annual report for the fiscal year ended October 31, 2014.  Supplemental disclosure addressing the varying levels of interest expense may be included in the footnotes to the fee table.

Response:                                        The requested change has been made to the Registration Statement.

Comment 19:  (page 9 — Fee and Expense Table, Footnote (h))

With respect to the Adviser’s agreement to not seek administrative cost reimbursements from ARMF until October 31, 2015 referenced in footnote (h) to the fee table, please delete the last two sentences of footnote (h) or amend the agreement to not seek administrative cost reimbursements so that it may only be terminated by the board of directors of ARMF, not the

Adviser.  The Staff takes the position that such an agreement that is terminable by the Adviser at any time upon 30 days’ notice to the Fund is a voluntary agreement, which may not be disclosed in a footnote to a fee table.

Response:                                        The agreement has been amended to state that it will terminate in accordance with its terms on November 1, 2015 and may be terminated prior to that time by a vote of the Board of Directors of ARMF.  This contractual agreement will terminate in accordance with its terms on November 1, 2015 and may be terminated prior to that time by a vote of the Board of Directors of the Combined Fund, but is not terminable by the Adviser.

Comment 20:  (page 9 — Fee and Expense Table, Footnote (k))

Please revise footnote (k) to be consistent with the percentages provided in the Financial Highlights from the annual report for the fiscal year ended October 31, 2014.

Response:                                        The requested change has been made to the Registration Statement.

Comment 21:                    (page 8 — Fee and Expense Table)

Please confirm that interest and dividend expenses on short sales are reflected in the fee table.

Response:                                        Although the Fund does not currently utilize short sales, the Fund confirms that in the event it engages in short sales the Fund would reflect them in the fee table in accordance with SEC regulations.

Investment Objective and Policies of the Acquiring Fund

Comment 22:  (page 10 — directly before “Investment Objectives and Policies of the Acquiring Fund”)

Please move the “Risk Factors and Special Considerations” section to before the “Investment Objective and Policies of the Acquiring Fund” section.  See Item 3(c) of Form N-14.

Response:                                        The requested change has been made to the Registration Statement.

Comment 23:                    (page 10 — directly before “Investment Objectives and Policies of the Acquiring Fund”)

Please present the differences between the investment objectives and policies of ARMF and ARDC earlier in the Registration Statement.

Response:                                        The “Comparison of the Funds” chart identifying the differences between the investment objectives and policies of ARMF and ARDC has been moved to before the “Investment Objective and Policies of the Acquiring Fund” section.

Comment 24:                    (page 10 — first paragraph under “Investment Strategies” item number (iii))

If the Fund intends to invest in derivatives as part of its 80% investment policy, please clarify how the Fund will value those derivatives for purposes of its 80% investment policy.

Response:                                        Currently, it is the policy of the Fund to apply the market value of a derivative instrument in calculating the Fund’s compliance with its 80% investment policy.

Comment 25:                    (page 10 — second paragraph under “Investment Strategies”)

In the second paragraph of the discussion under the sub-heading titled “Investment Strategies”, please revise the below sentence setting out the Fund’s 80% investment policy to write out the debt instruments “described in (i)-(iii) above”.

“Assuming Proposal 2(C) is approved, under normal market conditions, the Acquiring Fund will invest at least 80% of its Managed Assets in debt instruments, including those described in (i)-(iii) above and, to the extent such securities are debt instruments, CLO Securities.”

Response:                                        The requested change has been made to the Registration Statement.

Comment 26:                    (page 11 — at the conclusion of the discussion under “Investment Strategies”)

At the end of the discussion under the sub-heading titled “Investment Strategies” and prior to the disclosure on each particular investment strategy, please disclose ARDC’s policy regarding maturity and duration.

Response:                                        Disclosure has been added to the end of the referenced section stating that the “Acquiring Fund may invest in debt instruments of any maturity, including securities that have no maturity date or ‘perpetual securities,’ and does not manage its portfolio, including derivatives held by the Acquiring Fund, seeking to maintain a target dollar-weighted average maturity level.  In addition, the Acquiring Fund does not have a fixed duration target, and the portfolio’s duration may vary significantly over time based on the Adviser’s assessment of the current market conditions.”

Comment 27:                    (page 22 — Segregation and Cover Requirements)

Please confirm that when the Fund sells credit default swaps it will segregate or earmark assets equal to the full notional amount of the credit default swap.

Response:                                        To the extent the Fund employs credit default swaps in its investment strategy, it intends to do so in compliance with Release 10666 and other published guidance of the SEC and its Staff.  The requested change has been made to the Registration Statement.

Investment Restrictions of the Acquiring Fund

Comment 28:                    (page 22 — Investment Restrictions of the Acquiring Fund)

Please provide disclosure regarding how the investment restrictions of ARMF compare to the investment restrictions of ARDC if the ARDC Proposals regarding changes to the investment restrictions on loans and concentration and the 80% investment policy are approved.

Response:                                        The “Comparison of the Funds” chart identifying the differences between the investment restrictions of ARMF and ARDC has been moved to before the “Investment Objective and Policies of the Acquiring Fund” section.

Risk Factors and Special Considerations

Comment 29:                    (page 24 — Risk Factors and Special Considerations)

Please indicate any differences between the current risk disclosure for ARDC and the risk disclosure for the Combined Fund.

Response:                                        The Registration Statement currently discloses that because the Funds have similar (but not identical) investment objectives and principal investment strategies, the Funds generally are subject to substantially similar investment risks. The Registration Statement further explains that the Combined Fund will be managed in accordance with the same investment objective and investment policies, and subject to the same risks, as the Acquiring Fund, including, if approved, the New ARDC 80% Policy, and that many of the investment risks associated with an investment in the Acquiring Fund are substantially similar to those associated with an investment in the Target Fund.

In addition, the Fund has added disclosure at the beginning of the section titled “Risk Factors and Special Considerations” section stating:

“To the extent the Acquiring Fund invests more of its assets in debt instruments, including (i) senior secured loans (“Senior Loans”) made primarily to companies whose debt is rated below investment grade, (ii) corporate bonds (“Corporate Bonds”) that are primarily high yield issues rated below investment grade, (iii) other fixed-income instruments of a similar nature that may be represented by derivatives, and, (iv) to the extent such securities are debt instruments, CLO Securities, it may have greater exposure to the risks associated with investment in those securities and financial instruments.  The New ARDC 80% Policy is broader than the Current ARDC 80% Policy.  In particular, the New ARDC 80% Policy specifically includes in the 80% policy (i) fixed income securities that are represented by derivatives and (ii) CLO debt securities.  Similar to the proposed change in ARDC’s fundamental investment policies above, if the stockholders of ARDC approve the New ARDC 80% Policy, ARDC will have greater flexibility to invest in derivative instruments and CLO Securities. ARDC will also have greater flexibility in selecting its investments, particularly CLO Securities that are rated below investment grade and CLO equity securities. These changes may also result in an increase in ARDC’s exposure to the risks associated with derivative instruments and CLO Securities.”

Comparison of the Funds

Comment 30:                    (page 47 — first row of the Comparison of the Funds chart)

In the second row of the comparison chart, which compares the “Investment Strategy” of ARMF, ARDC and the Combined Fund, please add disclosure stating in all three columns that the respective Fund utilizes leverage from a credit facility.

Response:                                        The requested change has been made to the Registration Statement.

Comment 31:                    (page 47 — third column of the Comparison of the Funds chart)

Please revise the “Combined Fund” column in the comparison chart where applicable to indicate when the investment objective or strategy will be identical to ARMF or ARDC instead of repeating the respective investment objective or strategy in full.

Response:                                        The requested change has been made to the Registration Statement.

Comment 32:                    (page 54 — Leverage Ratio)

Under the sub-heading titled “Leverage”, please confirm whether the leverage ratio reflects borrowings as a percentage of total assets or borrowings as a percentage of net assets.  If the leverage ratio disclosed reflects borrowings as a percentage of total assets, please also provide the leverage ratio of borrowings as a percentage of net assets.

Response:                                        The Fund confirms that the leverage ratio reflects borrowings as a percentage of total assets.  As requested, disclosure has been added to also present the leverage ratio as a percentage of net assets.

Management of the Funds

Comment 33:                    (page 59 — Portfolio Managers)

Under the sub-heading titled “Portfolio Managers”, please add disclosure stating that the portfolio managers are primarily responsible for portfolio management of each Fund.

Response:                                        The requested change has been made to the Registration Statement.

Comment 34:                    (page 61 — Footnote (b) to the Capitalization Table)

In footnote (b) to the Capitalization table, please clarify that ARDC will bear half of the Reorganization costs even though the expenses of ARDC are expected to be comparable to the expenses of the Combined Fund.

Response:                                        Footnote (b) has been revised to note that because of the expected benefits outlined above for each Fund, and because, over time, there are expected expense savings for ARMF and a lower but comparable expected expense ratio for ARDC following the Reorganization, potential benefits to ARDC from the changes to its investment policies and restrictions, as well as other benefits for each Fund, the Adviser recommended and the Boards have approved that each Fund be responsible for its own Reorganization expenses.

Dividend Reinvestment Plan

Comment 35:                    (page 63 — Dividend Reinvestment Plan)

Please add disclosure indicating whether ARMF has the same dividend reinvestment plan as ARDC.

Response:                                        The Fund has added disclosure clarifying that both ARMF and ARDC have substantially the same dividend reinvestment plan.

Approval of Changes to ARDC’s Fundamental Investment Restrictions

Comment 36:                    (page 76 — sentence in the first paragraph that “For CLO Securities, the Fund will look to the CLO issuer for the purpose of determining industry and not to the underlying assets of the CLO.”)

Please revise the note to fundamental investment restriction no. 6 regarding concentration to state that for CLO Securities, the Fund will look to the issuers of the underlying loans held by the CLO issuer to determine the industry for purposes of the Fund’s concentration policy.

Response:                                        The requested change has been made.

Voting Information and Requirements

Comment 37:                    (page 79 — “Required Approval of Target Fund Stockholders” of Proposal 1)

With regard to the voting requirement for the approval of Proposal 1 by the stockholders of ARMF, please disclose the differences between the requirement under Maryland law and the requirement under the Investment Company Act of 1940, and explain whether satisfying the voting requirement under Maryland law also satisfies the voting requirement under the Investment Company Act of 1940.

Response:                                        The requested disclosure has been added to the Registration Statement.

Appendix B: Pro Forma Condensed Combined Financial Statements

Comment 38:                    (page B-12 — third column heading)

In the Pro Forma Condensed Statement of Operations please add a heading for Pro Forma Adjustments in the third column.

Response:                                        The requested disclosure has been added to the Registration Statement.

Comment 39:                    (page B-12 — Adviser Reimbursement row)

In the Pro Forma Condensed Statement of Operations please report the row titled “Adviser Reimbursement” as a pro forma adjustment as opposed to an ARDC expense and add a footnote stating this fact.

Response:                                        The requested disclosure has been added to the Registration Statement.

Comment 40:                    (page B-12 — Pro Forma Condensed Statement of Operations)

Please ensure that the Pro Forma Condensed Statement of Operations is mathematically correct, including the “Net investment income” and “Total increase in net assets resulting form operations” rows for ARDC and the Combined Fund.

Response:                                        The Pro Forma Condensed Statement of Operations has been revised and the Fund attests that it is mathematically correct.

Part C

Comment 41:                    (page C-2 — Item 16 numbers (11) and (12))

Please confirm that the Opinion and Consent of Venable LLP with respect to the Legality of the Common Stock and the Tax Opinion of Willkie Farr & Gallagher LLP will comply with Staff Legal Bulletin No. 19.

Response:                                        The Fund confirms that the Opinion and Consent of Venable LLP with respect to the Legality of the Common Stock complies with and the Tax Opinion of Willkie Farr & Gallagher LLP will comply with Staff Legal Bulletin No. 19.

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If you have any questions or need further information, please call me at (212) 728-8865.

Sincerely,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:                                Daniel J. Hall, Esq.

Cory Nikolaus, Esq.

P. Jay Spinola, Esq.

Kevin Michel, Esq.